Filing Pursuant to Rule 425 of the Securities
Act of 1933, as amended and Deemed Filed
Pursuant to Rule 14(a)-12 of the Securities
Exchange Act of 1934, as amended

Filed By: First Busey Corporation
Subject Company: Tarpon Coast Bancorp, Inc.

Commission File No. 0-23619

For Immediate Release

February 24, 2005

For further information please contact:

Douglas C. Mills	Lewis S. Albert
Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer
First Busey Corporation	Tarpon Coast Bancorp, Inc.
(217) 365-4512	(941) 629-8111

First Busey Corporation and
Tarpon Coast Bancorp, Inc. Announce Agreement to Merge

     Urbana, Illinois (February 24, 2005) — First Busey Corporation (“First Busey” Nasdaq: BUSE), and Tarpon Coast Bancorp, Inc. (“Tarpon” (OTCBB: TCBA) jointly announced today the signing of a definitive agreement in which First Busey, headquartered in Urbana, Illinois will acquire Tarpon in an exchange of cash and stock. Tarpon, headquartered in Port Charlotte, Florida, operates Tarpon Coast Bank, a nationally chartered bank with four offices in Charlotte and Sarasota Counties.

     The transaction, approved by the directors of both companies, is valued at approximately $35.6 million. Under the terms of the agreement, Tarpon shareholders will receive a combination of First Busey common stock and cash, in the aggregate amount of $27.00, for each share of Tarpon common stock outstanding. The purchase price of $27.00 per share equates to 304.5% stated book value. First Busey expects the acquisition to be accretive to its earnings per share in 2006. The transaction is subject to standard conditions, as well as regulatory and Tarpon shareholder approvals.

     Douglas C. Mills, First Busey’s Chairman and CEO, commented, “Our Florida growth strategy is our number one priority for First Busey. This opportunity enhances First Busey’s community bank network in Southwest Florida by bringing on board Tarpon’s experienced senior management team headed by its CEO, Lew Albert and President, Todd Katz.” Tarpon has four branches in Charlotte and Sarasota Counties, which are considered to be two of the fastest growing counties in Florida. First Busey currently has a presence in the Southwest Florida market with Busey Bank Florida, which is headquartered in Ft. Myers and has two branches in Cape Coral. Busey Bank Florida ended 2004 with total assets of $175.8 million and generated a net profit of $1.6 million. Mills said, “We are very excited about this transaction and look forward to expanding our franchise with enhanced earnings in the Florida market.”

     Tarpon had total assets of $145.6 million, loans of $104.2 million, deposits of $132 million, and stockholders’ equity of $10.5 million as of December 31, 2004. Tarpon presently operates four branches in the towns of Port Charlotte, Punta Gorda, North Port and Englewood, Florida.

     Lewis S. Albert, Chairman and CEO of Tarpon, stated, “We are extremely excited with the prospect of affiliating with a company with the history and fiscal strength of First Busey Corporation. The combination with First Busey will provide for enhanced lending capability and expanded product offerings, while permitting Tarpon to maintain its ability to make local decisions and provide the superior level of service our customers have come to expect.”

     It is currently anticipated that the transaction will close in the third quarter of 2005.

     Keefe Ventures LLC served as exclusive financial advisor to Tarpon Coast Bancorp, Inc. in the transaction.

     First Busey Corporation is a financial holding company headquartered in Urbana, Illinois. First Busey Corporation has three wholly owned banking subsidiaries with locations in three states. Busey Bank is headquartered in Urbana, Illinois and has seventeen banking centers serving Champaign, McLean and Ford Counties in Illinois. Busey Bank also has a banking center in Indianapolis, Indiana and loan production offices in Ft. Myers and Naples, Florida. Total assets of Busey Bank were $1.5 billion as of December 31, 2004. Busey Bank Florida is a federal thrift headquartered in Ft. Myers, Florida with two additional banking centers in Cape Coral, Florida. Total assets of Busey Bank Florida were $176 million as of December 31, 2004. On June 1, 2004, First Busey Corporation completed its acquisition of First Capital Bank in Peoria, Illinois. First Capital Bank has three banking centers in Peoria and one in Pekin, Illinois. Total assets of First Capital Bank as of December 31, 2004 were $251 million. Through its wholly owned subsidiary, Busey Investment Group, the Company provides security broker/dealer services, investment management and fiduciary services, and personal insurance products. Busey provides electronic delivery of financial services through Busey e-bank, www.busey.com.

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Caution Regarding Forward-Looking Statements

     This news release contains forward-looking statements that are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain factors that may cause First Busey’s and Tarpon’s results to vary from those expected. These risks, uncertainties and other factors include the satisfaction of merger closing conditions; regulatory approval and Tarpon shareholder approval of the merger, the actual closing of the merger; the actual effects of the merger on the combined companies and their customers, the combined companies’ ability to successfully integrate and achieve desired operating synergies and results, changing economic and financial market conditions, competition, ability to execute First Busey’s and Tarpon’s business plans, items already mentioned in this press release, and other factors described in our filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s judgment only as of the date hereof. First Busey and Tarpon undertake no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof.

     This announcement does not constitute an offer of any securities, which shall only be offered by means of a prospectus. First Busey Corporation will file a registration statement, including a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the “SEC”). Shareholders and investors are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Shareholders and investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Busey and Tarpon, at the SEC’s Internet site (http://www.sec.gov).

Media Contacts

Douglas C. Mills, First Busey Corporation (217) 365-4512

Lewis S. Albert, Tarpon Coast Bancorp, Inc. (941) 764-5111